[Freeport-McMoRan Copper & Gold Inc. Letterhead]
February 8, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kevin Stertzel, Esq. Division of Corporation Finance Jason Wynn, Esq. Division of Corporation Finance

RE:	Freeport-McMoRan Copper & Gold Inc. Form S-4 (No. 333-139252)
Dear Mr. Stertzel and Mr. Wynn,
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Freeport-McMoRan Copper & Gold Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-139252) be accelerated to Monday, February 12, 2007 at 12:01 pm or as soon thereafter as practicable.
     The Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Sincerely, FREEPORT-MCMORAN COPPER & GOLD INC.
By:	/s/ Kathleen L. Quirk
	Name:	Kathleen L. Quirk
	Title:	Senior Vice President Chief Financial Officer & Treasurer